                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.       1     )*


                              Ilex Oncology, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  451923 10 6
--------------------------------------------------------------------------------
                                (CUSIP Number)


Phillip H. Watts, Esq., 16825 Northchase Drive, Suite 1300, Houston, TX  77060.
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 8, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of    Pages)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 451923 10 6                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      US Oncology Research, Inc. (formerly known as PRN Research, Inc.) ("PRNR")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      PRNR is a Texas corporation
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 451923 10 6                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      US Oncology, Inc. ("USON")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USON is a Delaware corporation.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 451923 10 6                   13D                 Page    of    Pages


This Amendment No. 1 amends the Schedule 13D filed by the reporting persons dated August 18, 1999 (the "Schedule"). This Amendment No. 1 is being filed because the Reporting Persons are no longer subject to the reporting requirements of Section13(d) of the Securities Exchange Act of 1934 as a result of the disposition of the 1,255,988 shares of common stock ($.01 par value) of ILEX Oncology, Inc. previously held by PRNR (the "Shares") pursuant to a sale of the Shares on March 8, 2000. Other than as set forth below, to the best knowledge of the Reporting Persons, there has been no material change in the information set forth in response to Items 1, 3,6 and 7 of the Schedule. Accordingly, these Items are omitted from this Amendment No. 1.

________________________________________________________________________________
Item 2.  Identity and Background.

(a) This Statement is filed by US Oncology, Inc. and US Oncology Research, Inc. (formerly known as PRN Research, Inc.) (collectively, the "Reporting Persons").

(b) The principal executive offices of the Reporting Persons are located at 16825 Northchase Drive, Suite 1300, Houston, Texas 77060.

(c) The Reporting Persons provide practice management, administrative and other services to physician groups specializing in the treatment of cancer. PRNR is an indirect wholly owned subsidiary of USON focusing on research activities of managed groups.

Information regarding the foregoing with respect to each of the Officers and Directors of each of the Reporting Persons is set forth on Schedule A to this
Schedule 13-D.

(d) Neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the individuals named on Schedule A hereto, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons any of the individuals named on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Each of the officers and directors of the Reporting Persons is a United States citizen.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

       Not Applicable

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) As a result of the disposition of 1,255,988 shares of common stock ($.01 par value) of the Issuer pursuant to the sale of such shares on March 8, 2000, the Reporting Persons do not beneficially own any shares of common stock ($.01 par value) of the Issuer.

(b) The Reporting Persons do not have the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition of common stock ($.01 par value) of the Issuer.

(c) Other than the transaction described in this Amendment No. 1, there were no transactions by any of the Reporting Persons, persons in control of the Reporting Persons or any of their respective officers and directors in the common stock ($.01 par value) of the Issuer that were effected during the past sixty days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock ($.01 par value) of the Issuer that occurred on March 8, 2000.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the common stock ($.01 par value) of the Issuer on March 8, 2000.


                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


US Oncology Research, Inc.


/s/ L. FRED POUNDS
--------------------------------                Dated:  March 20, 2000
L. Fred Pounds, Treasurer and                         ---------------------
Secretary

US Oncology, Inc.

/s/ L. FRED POUNDS
---------------------------------               Dated:  March 20, 2000
L. Fred Pounds, Chief Financial Officer               ---------------------
and Vice President of Finance.


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule A
                                   ----------


Officers and Directors of US Oncology Research, Inc.
----------------------------------------------------

R. Dale Ross              President and Director
Lloyd K. Everson, M.D.    Vice President and Director
L. Fred Pounds            Treasurer and Secretary and Director


Executive Officers of US Oncology, Inc.
---------------------------------------

R. Dale Ross              Chairman of the Board and Chief Executive Officer
Lloyd K. Everson, M.D.    President
L. Fred Pounds            Chief Financial Officer, Vice President of Finance and
                          Treasurer
Leo E. Sands              Chief Compliance Officer
David Chernow             President, Physician Services Group and Chief
                          Development Officer
Joseph S. Bailes, M.D.    Executive Vice President
R. Allen Pittman          Chief Administrative Officer
Atul M. Dhir, M.D.        President, Cancer Information and Research Group
William F. McKeon         Senior Vice President for Marketing and eCommerce
Phillip H. Watts          General Counsel
Marc I. Kerlin            Senior Vice President for Managed Care
Mark E. Ahern             Senior Vice President for Development


The present business address of all of the foregoing individuals is 16825 Northchase Drive, Suite 1300, Houston, Texas 77060.

Directors of US Oncology, Inc.
------------------------------


Name                              Present Business Address                                  Present Principal Occupation
R. Dale Ross                16825 Northchase Drive, Suite 1300,                   Chief Executive Officer, US
                            Houston, Texas 77060                                  Oncology, Inc.

Nancy Brinker               9410 Alva Court                                       CEO - In Your Corner, Inc., a provider of health
                            Dallas, Texas  75229                                  and wellness products and services

Russell L. Carson           320 Park Avenue, Suite 2500                           Partner - Welsh, Carson, Anderson & Stowe, an
                            New York, New York  10022                             investment partnership

John T. Casey               16825 Northchase Drive, Suite 1300,                   Former Chief Executive Officer, Physician Reliance
                            Houston, Texas 77060                                  Network, Inc., now a part time employee of
                                                                                  physician Reliance Network, Inc.

J. Taylor Crandall          201 Main Street                                       Vice President and CFO of Keystone, Inc., an
                            Fort Worth, TX 76102                                  investment company.

James E. Dalton, Jr.        103 Continental Place                                 President, CEO and Director of Quorum Health
                            Brentwood, Tennessee  37207                           Group, Inc., a health care company

Robert W. Daly              36 Washington Stret, Suite 170                        Managing Director, MedEquity Investors, LLC, a
                            Wellesley Hills, MA 02481                             health care venture capital firm.

Stephen E. Jones, M.D.      3535 Worth Street                                     Physician, Texas Oncology, P.A.
                            Dallas, Texas  75246

Richard B. Mayor            700 Louisiana Ave, Ste. 1900                          Of Counsel, Mayor, Day, Caldwell & Keeton, L.L.P.
                            Houston, Texas 77002

Robert A. Ortenzio          4718 Old Gettysburg Road                              President and Chief Operating Officer, Select
                            Mechanicsburg, PA  17055                              Medical Corporation

Boone Powell, Jr.           3500 Gaston Avenue                                    President and Chief Executive Officer, Baylor
                            Dallas, TX  75246                                     Health Care System and Baylor University Medical
                                                                                  Center

Edward E. Rogoff, M.D.      2625 Craycroft Road, Suite 100                        Physician, Southwestern Radiation Oncology, Ltd.
                            Tucson, AZ  85712

Burton S. Schwartz, M.D.    800 E. 25th Street                                    Physician, Minnesota Oncology Hematology, P.A.
                            405 Piper Bldg.
                            Minneapolis, Minnesota  55407